EXHIBIT 99.1

North American Construction Group Awarded Five-Year Heavy Equipment Services Contract in the Canadian Oil Sands Region

Strengthens Recurring Revenue Profile with Approximately $135 Million of Incremental Backlog

ACHESON, Alberta, July 08, 2026 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA / NYSE:NOA), a premier global provider of heavy civil construction and mining services, today announced that its wholly owned subsidiary ML Northern Services Ltd. (“ML Northern”) has been awarded a five-year heavy equipment services contract with a major Canadian oil sands customer. The contract will service the customer’s fleet of ultra-class and other large mining equipment by supplying the customer with mobile fuel services across their various mine sites.

The contract is expected to commence on September 30, 2026 and reach full operational capacity in late 2026 Q4. It represents the largest award in ML Northern’s history and the largest heavy equipment services contract focused on fuel services in NACG’s history, validating our organic growth strategy in the region. With an expiry date of July 5, 2031, the contract is expected to add approximately $135 million to the Company’s contractual backlog. The scope will be supported by a combination of existing fleet and approximately $5 million of growth capital for twenty-five on-highway units and other support equipment.

“This award marks an important milestone for ML Northern and further strengthens our recurring revenue profile with a blue-chip oil sands customer,” said Barry Palmer, Chief Executive Officer of NACG. “The contract adds approximately $135 million of long-duration backlog with modest growth capital requirements, highlighting the strength of ML Northern’s operating performance since acquisition, and reinforces our confidence in the incremental opportunities we see across the Fort McMurray region, including additional opportunities for similar heavy equipment services contracts.”

The award represents a successful conversion of a previously identified opportunity in NACG’s active tender and bid pipeline, underscoring the Company’s ability to translate visible near-term opportunities into long-duration contractual backlog.

About ML Northern Service Ltd.
Operating since 2007, ML Northern is a leading heavy equipment support services provider in the Fort McMurray region of Alberta. Acquired by NACG in 2022, the company specializes in mobile fueling, lubrication, and steaming services, supporting mission-critical equipment operations across the oil sands industry.

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan,” “potential”, “should”, “target”, “will”, “may” or the negative of those terms or other variations of them or comparable terminology. Forward-looking information in this includes, but is not limited to, statements with respect to: the expected proforma contractual backlog; sustaining capital on a combined company basis; free cash flow on a combined company basis; and expected growth in NACG’s exposure to rare earth and critical minerals and its recognition as a Tier 1 contractor in Australia; the anticipated financial performance for the full year 2026, including projections for combined revenue, adjusted EBITDA, adjusted earnings per share, sustaining capital spending, free cash flow, and growth capital spending. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Management Discussion and Analysis for the three months ended March 31, 2026 (“MD&A”). There can be no assurance that the forward-looking information will prove to be accurate. Actual results could differ materially from those contemplated by the forward-looking information including: general market performance including capital market conditions and availability and cost of credit; foreign currency and exchange risk; performance of the market sectors that the Company serves; impact of factors such as increased pricing pressure and possible margin compression; the regulatory and tax environment; the ability of the Company to execute its financing plans; risks relating to legal proceedings to which the Company is or may become a party; and other risks detailed from time to time in the Company’s filings with the Canadian securities regulators. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.